Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

INVUITY, INC.
a Delaware corporation

Pursuant to a resolution duly adopted by the Board of Directors of Invuity, Inc., a Delaware corporation, effective September 10, 2018, the Amended and Restated Bylaws are amended as follows:

“Section 9.5                             FORUM FOR ADJUDICATION OF DISPUTES

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL or the corporation’s certificate of incorporation or these bylaws (in each case, as may be amended from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or these bylaws (in each case, as may be amended from time to time) or (v) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine (each, a “Covered Action”) shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware (such courts, collectively, the “Delaware Courts”). Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

If any Covered Action is filed in a court other than the Delaware Courts (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Delaware Courts in connection with any action brought in any such courts to enforce the first paragraph of this Section 9.5 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

If any provision or provisions of this Section 9.5 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 9.5 (including, without limitation, each portion of any sentence of this Section 9.5 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.”